SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2002

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.             Circular to Shareholders, dated December 13, 2002.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: December 16, 2002	By: /s/ Fiona Nott
Name: Fiona Nott
Title: Company Secretary

3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PCCW Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PCCW Limited

(Incorporated in Hong Kong with limited liability)

PROPOSED CONSOLIDATION OF SHARES

AND

AMENDMENTS TO THE ARTICLES

A notice convening an extraordinary general meeting of PCCW Limited to be held at the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on Tuesday, January 7, 2003 at 9:30 a.m. is set out on pages 13 to 21 of this circular. A form of proxy for use at the extraordinary general meeting is enclosed. Whether or not you are able to attend the extraordinary general meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting, or any adjournment thereof, to PCCW Limited’s share registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting should you so wish.

December 13, 2002

i

EXPECTED TIMETABLE

2003

Latest time for return of form of proxy in respect of the EGM	9:30 a.m. on Sunday, January 5

Date of EGM	9:30 a.m. on Tuesday, January 7

The following events are conditional on, among others, the results of the EGM:

Effective date of the Consolidation	Wednesday, January 8

Original counter for trading in existing Shares in the form of existing share certificates in board lots of 1,000 Shares temporarily closes	9:30 a.m. on Wednesday, January 8

Temporary counter for trading in New Shares in board lots of 200 New Shares in the form of existing share certificates opens	9:30 a.m. on Wednesday, January 8

Original counter for trading in New Shares in board lots of 1,000 New Shares in the form of new share certificates reopens	9:30 a.m. on Wednesday, January 22

Parallel trading in New Shares in the form of existing share certificates and new share certificates commences	9:30 a.m. on Wednesday, January 22

Parallel trading in New Shares in the form of existing share certificates and new share certificates ends	4:00 p.m. on Friday, February 14

Temporary counter for trading in New Shares in board lots of 200 New Shares in the form of existing share certificates closes	4:00 p.m. on Friday, February 14

Free exchange of existing share certificates for new share certificates for New Shares	from Wednesday, January 8 to Wednesday, February 19

Matching service for the sale and purchase of odd lots of New Shares	from Wednesday, January 8 to Friday, February 14

DEFINITIONS

                In this circular, the following expressions have the following meanings unless the context otherwise requires:

“Agent”

HSBC Broking Securities (Asia) Limited (which is independent of, and not connected with, any of the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates)

“Articles”	the articles of association of the Company
“Board”	the board of Directors
“business day”	a day, other than a Saturday or a Sunday, on which licensed banks are open for business in Hong Kong and the Stock Exchange is open for the business of dealing in securities
“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC
“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange
“Companies Ordinance”	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
“Consolidation”	the proposed consolidation of every 5 issued and unissued Shares of HK$0.05 each in the capital of the Company into one New Share of HK$0.25 described herein
“Corporate Communication”

any information issued or to be issued by the Company for the information or action of holders of any of the Company’s securities as defined and described in the Listing Rules and including but not limited to:

(1)	the directors’ report and its annual accounts together with a copy of the auditors’ report thereon;
(2)	the interim report;
(3)	the summary financial report;
(4)	a notice of meeting;
(5)	a listing document; and
(6)	any circular or other documents required by the Listing Rules to be sent to the Shareholders

“Director(s)”	the director(s) of the Company from time to time
“EGM”	the extraordinary general meeting of the Company to be held on Tuesday, January 7, 2003 at 9:30 a.m., notice of which is set out on pages 13 to 21 of this circular and any adjournment thereof
“Electronic Means”

the transmission of any Corporate Communication from the Company in any form through any medium (including but not limited to electronic mail or publication on the Company’s website, or publication on the Company’s computer network or publication on the Stock Exchange’s website)

“HKSCC”	Hong Kong Securities Clearing Company Limited
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Latest Practicable Date”	December 10, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“New Share(s)”	share(s) of HK$0.25 each in the capital of the Company on completion of the Consolidation
“Notice”	the notice convening the EGM set out on pages 13 to 21 of this circular
“Share(s)”	existing share(s) of HK$0.05 each in the capital of the Company
“Share Registrar”	Computershare Hong Kong Investor Services Limited, the Company’s share registrars
“Shareholder(s)”	holder(s) of Shares (or New Shares after completion of the Consolidation)
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“summary financial report”	a summary financial report as defined in section 2(1) of the Companies Ordinance
“Takeovers Code”	the Code on Takeovers and Mergers

LETTER FROM THE BOARD

PCCW Limited

(Incorporated in Hong Kong with limited liability)

Executive Directors:
LI Tzar Kai, Richard (Chairman and Chief Executive)
YUEN Tin Fan, Francis (Deputy Chairman)
CHEUNG Wing Lam, Linus (Deputy Chairman)
Peter Anthony ALLEN
Alexander Anthony ARENA
John Todd BONNER
Michael John BUTCHER
CHUNG Cho Yee, Mico
LEE Chi Hong, Robert

Non-Executive Directors:
Prof. CHANG Hsin-kang*
Sir David FORD, KBE, LVO
Dr. FUNG Kwok King, Victor*
Dr. The Hon LI Kwok Po, David, GBS, JP*
Sir Roger LOBO, CBE, JP*
The Hon Raymond George Hardenbergh SEITZ

* denotes Independent Non-Executive Director

Registered Office: 39th Floor PCCW Tower TaiKoo Place 979 King’s Road Quarry Bay Hong Kong
December 13, 2002

To the Shareholders

Dear Sir or Madam,

PROPOSED CONSOLIDATION OF SHARES

AND

AMENDMENTS TO THE ARTICLES

INTRODUCTION

                The purpose of this circular is to provide Shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the EGM to be held at the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on Tuesday, January 7, 2003 at 9:30 a.m.

                This circular contains the following information which is required to be sent to Shareholders under the Listing Rules:

(1)           information concerning the proposed Consolidation; and

(2)           information concerning the proposed amendments to the Articles.

PROPOSED CONSOLIDATION OF SHARES

                By an announcement dated December 6, 2002 the Board announced that it proposes to effect the Consolidation by consolidating every 5 issued and unissued Shares of HK$0.05 each in the capital of the Company into 1 New Share of HK$0.25 in the capital of the Company.

                As at the Latest Practicable Date, the authorised share capital of the Company is HK$1,600,000,000 divided into 32,000,000,000 Shares of which 23,268,769,346 Shares have been issued and fully paid. Immediately after the Consolidation, the authorised capital of the Company will be HK$1,600,000,000 comprising 6,400,000,000 New Shares, of which not less than 4,653,753,869 will be in issue and fully paid, which figure will be adjusted for any Shares issued between the date of this circular and the Consolidation. The New Shares will rank pari passu in all respects with each other. As at the Latest Practicable Date, the Company had no outstanding warrants.

                The Company has securities in the form of American Depositary Receipts (“ADRs”) listed on the New York Stock Exchange, Inc. Each ADR represents ten Shares. As at December 6, 2002, the Company had 14,359,934 outstanding ADRs. It is also proposed that, upon the Consolidation becoming effective, the outstanding ADRs be consolidated in order to mirror the Consolidation in the Company’s home market in Hong Kong. This would be achieved by exchanging every five outstanding ADRs for one new ADR. The new ADR would represent ten New Shares. Further details on the proposed consolidation of the Company’s ADRs will be provided to the Company’s ADR holders as soon as practicable.

                In addition, there remain outstanding certain convertible bonds, listed on the Luxembourg Stock Exchange, which bonds were issued by certain wholly-owned subsidiaries of the Company and which are convertible into Shares. Upon the Consolidation becoming effective, the conversion prices of these bonds will be adjusted in accordance with a formula set out in the relevant trust deeds, which has the effect of increasing the relevant conversion prices by the same factor as the Consolidation, namely by five times the conversion prices prior to the Consolidation.

                As regards outstanding options granted by the Company pursuant to the Company’s share option scheme, the relevant exercise prices applicable to all such options will be adjusted as a result of the Consolidation by a factor which the Company’s auditors or an independent financial adviser certify as being, in their opinion, fair and reasonable. The Board anticipates that exercise prices will, in each case, be increased by the same five-fold factor as applies to the conversion prices applicable to the convertible bonds referred to above.

                The existing board lot of 1,000 Shares for trading on the Stock Exchange will remain unchanged upon the Consolidation taking effect.

                Fractions of New Shares arising from and upon the Consolidation will be aggregated and sold for the benefit of the Company. The Consolidation will not, of itself, alter the underlying assets, business, management or financial position of the Company, nor will the proportionate interests of the Shareholders be changed as a result of the Consolidation, save as regards the de-minimis impact arising out of the treatment of fractional entitlements as referred to above.

Reasons for the Consolidation

                The Directors have decided to put forward the proposed Consolidation as they believe that it is appropriate that the traded value of the Company’s board lots be commensurate with other companies of a similar market capitalisation. In addition, the Consolidation will reduce the number of board lots in the market and, as a result, the handling costs and transaction charges for the Company and for those whose interests in the Company are held through CCASS will be reduced, which the Directors believe is in the interests of the Company and its shareholders. For shareholders holding share certificates, these may be exchanged for new share certificates free of charge as described below.

Conditions of the Consolidation

                The Consolidation is conditional on the following conditions:

(a)                                the passing of an ordinary resolution by the Shareholders at the EGM to approve the Consolidation; and

(b)                               the Listing Committee of the Stock Exchange granting a listing of, and permission to deal in, the New Shares.

                Assuming the conditions will be fulfilled by January 7, 2003, being the date upon which the EGM is expected to be held to approve the Consolidation, the Consolidation will become effective on January 8, 2003.

Listing and Dealing

                An application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New Shares.

                Subject to the granting of the listing of, and permission to deal in, the New Shares on the Stock Exchange, the New Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

                For those persons whose interests in the Company are currently held through CCASS, dealings in the New Shares are expected to be capable of settlement through CCASS with effect from the commencement date of dealings in the New Shares on the Stock Exchange and without any need on the part of such persons to deposit new share certificates in respect of the New Shares with HKSCC.

Free Exchange of Share Certificates

                Subject to fulfilment of the conditions set out above and the Consolidation taking effect, it is expected that, as from January 8, 2003, new share certificates will be issued in board lots of 1,000 New Shares. Existing share certificates can be submitted to the Share Registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for exchange for new share certificates for the New Shares, free of charge, between 9:00 a.m. and 4:00 p.m. from January 8, 2003 to February 19, 2003 (both days inclusive). Thereafter, the light blue share certificates for the Shares will remain effective as documents of title, on the basis of five Shares for one New Share, and may be exchanged for new red share certificates for the New Shares at any time on payment of a prescribed fee. It is expected that the share certificates for the New Shares will be available for collection within a period of 10 business days after the submission of the existing share certificates to the Share Registrar for exchange.

                The new share certificates for new Shares will be red in colour in order to distinguish them from the existing share certificates which are light blue in colour.

Trading Arrangements for New Shares

                Subject to the Consolidation becoming effective, dealings in the New Shares are expected to commence on January 8, 2003. Parallel trading arrangements will be established with the Stock Exchange and will be operated from January 22, 2003 to February 14, 2003, both days inclusive, at the counters mentioned below:

(a)                                  from 9:30 a.m. on January 8, 2003, the original counter for trading in the Shares will be temporarily closed;

(b)                                 with effect from 9:30 a.m. on January 8, 2003, a temporary counter for trading in the New Shares (in the form of light blue share certificates for the Shares) will be established. Only existing light blue share certificates can be traded at this counter and such light blue share certificates will be valid for settlement and delivery for trading transacted at this counter on the basis of five Shares for one New Share for the period up to and including February 14, 2003;

(c)                                  with effect from 9:30 a.m. on January 22, 2003, the original counter will be reopened for trading in the New Shares (in the form of red share certificates for the New Shares). Only the red share certificates for the New Shares can be traded at this counter;

(d)                                 during the period from January 22, 2003 to February 14, 2003 (both dates inclusive), there will be parallel trading at the two counters detailed in paragraphs (b) and (c) above;

(e)                                  after 4:00 p.m. on February 14, 2003, the temporary counter for trading in the New Shares (in the form of the existing light blue share certificates) will be closed;

(f)                                    thereafter, trading will only be in the form of red share certificates for the New Shares and the existing light blue share certificates will cease to be marketable and will not be acceptable for delivery and settlement purposes but will remain effective as documents of title on the basis of five Shares for one New Share as referred to above.

Arrangement on odd lot trading

                In order to facilitate the trading of odd lots of New Shares as a result of the Consolidation, the Company has appointed the Agent to provide a “matching service” to those Shareholders who wish to top-up or sell their holdings of odd lots of New Shares.

                The Agent will provide the service to match the sale and purchase of odd lots of New Shares during the period from January 8, 2003 to February 14, 2003, both dates inclusive. Holders of New Shares in odd lots who wish to take advantage of this facility either to dispose of or top up their odd lots to a board lot of 1,000 New Shares may directly contact the Agent on telephone number 2867 1968 or through their brokers who should contact the Agent on telephone number 2867 1859 or at 3rd Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during such period. Shareholders should note that the matching service is on a “best efforts” basis only and successful matching of the sale and purchase of odd lots of New Shares is not guaranteed and will depend on there being adequate amounts of odd lots of New Shares available for such matching.

                Shareholders are recommended to consult their stockbroker, other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser if they are in any doubt about the matching facility described above.

PROPOSED AMENDMENTS TO THE ARTICLES

Changes arising out of amendments to the Listing Rules

                Following the amendments to the Companies Ordinance, as set out in the Companies (Amendment) Ordinance 2001 and the Companies (Summary Financial Reports of Listed Companies) Regulation, the Stock Exchange has amended the Listing Rules to permit listed issuers to distribute summary financial reports in place of a full annual report and accounts (the “Annual Report”) and allow listed issuers to offer its shareholders the opportunity to choose not to receive a printed copy of any Corporate Communication and rely on versions of such documents to be sent to them by Electronic Means, provided that the listed issuer has ascertained the wishes of shareholders beforehand and complies with the relevant legal requirements of their own jurisdictions and the provisions of their own memorandum and articles of association.

                Pursuant to the Listing Rules, the listed issuer is required to set out in each Corporate Communication (including the summary financial report and the Annual Report) the steps for the shareholders to inform the listed issuer of any change of choice together with a statement expressly informing holders that they may at any time choose to receive the English language version only, the

Chinese language version only or both the English language version and the Chinese language version notwithstanding any wish to the contrary previously conveyed to the listed issuer. The arrangements should include the following:

(1)                                  a letter, together with a pre-paid reply form (the “First Letter”) in both English and Chinese, is sent by the listed issuer to holders of its securities to enable them to select either an English language version or a Chinese language version or both versions of the Corporate Communication. The First Letter clearly explains the consequential arrangement (see (3) below) if no reply is received from such holders by a certain date (the “Deadline”);

(2)                                  the listed issuer sends the selected language version of the Corporate Communication to those holders who have made a selection;

(3)                                  if no reply is received on or before the Deadline, the following arrangements apply, where applicable:

(a)                                  the English language version of the Corporate Communication is sent to: (i) all overseas holders; and (ii) all Hong Kong holders other than natural persons with a Chinese name; and

(b)                                 the Chinese language version of the Corporate Communication is sent to all Hong Kong holders who are natural persons with a Chinese name.

Whether a holder is a Hong Kong or an overseas person will be determined by his or its address as appearing in the listed issuer’s register of securities holders;

(4)                                  when the Corporate Communication is sent out according to the arrangements set out in paragraph (3) above, a letter, together with a pre-paid request form (the “Second Letter”) in both English and Chinese, is attached to or printed at some prominent place in the sent out versions of the Corporate Communication stating that the Corporate Communication prepared in the other language will be available upon request;

(5)                                  both the English language version and the Chinese language version of the Corporate Communication are made available on the listed issuer’s website in an accessible format and a copy in electronic format of the Corporate Communication in both languages is submitted to the Stock Exchange on the same day as such Corporate Communication is sent to holders;

(6)                                  the listed issuer provides a dial-up hotline service or other equivalent public communication channel acceptable to the Exchange to enable holders to make enquiry of the listed issuer’s proposed arrangements;

(7)                                  the First Letter and the Second Letter mention that the Corporate Communication will be available in both languages on the listed issuer’s website and a dial-up hotline service or other equivalent public communication channel will be provided as mentioned in paragraphs (5) and (6) respectively; and

(8)                                  the listed issuer makes a public announcement stating the proposed arrangements at the same time as the First Letter is dispatched to holders.

                The existing Article 161 of the Articles does not permit the Company to distribute the summary financial report to Shareholders instead of the Annual Report or distribute any Corporate Communication to Shareholders in any form other than printed copies and such printed copies shall only be in both the English language and the Chinese language pursuant to the Listing Rules. Furthermore, the existing Articles 2, 27, 68, 122, 165 to 168, 170 and 171 limit the means by which the Company may communicate to Shareholders or send notices to the Directors. Shareholders who may prefer to receive the summary financial report in place of the Annual Report or who wish to receive the version of any Corporate Communication using Electronic Means in preference to receiving a printed copy or who prefer to receive any Corporate Communication in one language only, are therefore prevented from doing so by virtue of the existing Articles.

                Accordingly, resolution no. 2 to amend the Articles as set out in the Notice will be proposed, as a special resolution, at the EGM in compliance with such changes made to the Listing Rules by the Stock Exchange which became effective in February 2002. Such changes to the Listing Rules permit the Company to offer its shareholders the options:

(i)                                     of receiving any Corporate Communication in printed form and or using Electronic Means in any manner;

(ii)                                  of receiving the summary financial report in place of the Annual Report and such summary financial report would be derived from the Annual Report; and

(iii)                               of receiving any Corporate Communication in the English language only or in the Chinese language only or in both the English language and the Chinese language.

                Even if Shareholders vote in favour of resolution no. 2 as set out in the Notice amending the Articles and opt to receive any Corporate Communication by Electronic Means or the summary financial report instead of the Annual Report, they may at any time still request printed copies of the Annual Report or any Corporate Communication in the English language only or in the Chinese language only or both the English language and the Chinese language issued by the Company.

                If resolution no. 2 is duly passed by Shareholders at the EGM, in compliance with the Listing Rules and as soon as the Directors consider appropriate, the Shareholders may be given the opportunity to receive the summary financial report in place of the Annual Report as well as the opportunity to rely on versions of the summary financial report, the Annual Report and any other Corporate Communication issued by the Company that will be published by Electronic Means rather than receiving printed copies of such documents in whichever of the English language or the Chinese language or both the English language and the Chinese language if they so wish. The Shareholders will in any event be entitled to receive any Corporate Communication in printed form or the Annual Report or in the language otherwise to that which was previously notified to the Company by such Shareholders, should they wish to do so at any time, notwithstanding having chosen to receive such Corporate Communication by Electronic Means or the summary financial report or any Corporate Communication in a specific language previously.

                Notwithstanding the passing of resolution no. 2 at the EGM, there will be no change in the manner in which the Company issues any Corporate Communication to Shareholders unless and until notice has been sent to Shareholders to ascertain their wishes with respect to the various options available for receiving such Corporate Communication prior to the issue of any such Corporate Communication.

General changes to modernise and update the Articles

                In addition, resolution no. 2, as set out in the Notice, provides for a number of additional amendments to the Articles designed to modernise and update certain administrative and secretarial procedures relevant to the management of the Company or otherwise incorporates a number of provisions considered reasonably standard to the articles of association of a listed issuer. If resolution no. 2 is duly passed at the EGM, the following changes to the Articles will take effect:

(1)                                  The Company will have greater flexibility in determining the fee for extra share certificates issued provided that it is in line with the Stock Exchange’s prescribed fee from time to time, as the current Articles fix the fee that the Company charges for extra share certificates at HK$2 each. All references to the fee of HK$2 for each extra share certificate will be deleted from the Articles.

(2)                                  The reference in the Articles to a new share certificate being issued without charge to any transferee of shares in the Company and any transferor of the balance of shares held in the Company after any such transfer will be deleted as there is a securities registration service charge by the Share Registrar for any such issue of new share certificates.

(3)                                  A definition for the Company’s annual report will be included and all references to the accounts and balance sheet and the reports of the Directors and the Auditors in the Articles will be replaced by the new defined term.

(4)                                  Any Director or any Deputy Chairman will be permitted to take the chair at general meetings in the event that the Chairman is unable to attend a particular meeting (as opposed to the present Articles which require the Chairman to take the chair at all meetings).

(5)                                  One-third (or the number nearest to but not greater than one-third) of the Directors shall retire at each annual general meeting of the Company. Provisions will be included in the amended Articles to govern the selection of Directors to retire by rotation and their re-election. There are no provisions governing Director retirement, rotation or re-election at annual general meetings in the current Articles.

(6)                                  Any Director or any Deputy Chairman will be permitted to take the chair at meetings of the Board in the event that the Chairman is unable to attend a particular meeting, as the present Articles merely provide for the Chairman or any Director to take the chair at all meetings of the Board and do not take the Deputy Chairmen into consideration.

(7)                                  The existing Articles do not provide for notices of meetings of the Board to be issued by facsimile or electronic mail to the relevant Directors and accordingly, additional wording is proposed to include these methods of service to allow the Company greater flexibility.

(8)                                  There are no provisions currently in place which set out in detail how matters considered by any committee of the Board may be determined, or the number of Directors required at meetings of such committee to form a quorum or the procedure for the appointment of a chairman for such meetings. The changes proposed are designed to put such a system in place so that at any meeting of a committee of the Board, decisions may be made by a majority of votes, two Directors will generally be adequate to form a quorum and a chairman may be elected.

                The proposed amendments to the Articles set out above will allow the Company to improve its administration by reference to those new Articles.

EXTRAORDINARY GENERAL MEETING

                The Notice convening the EGM is set out on pages 13 to 21 of this circular.

                A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Share Registrar at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event by no later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

RECOMMENDATION

                The Board considers that the Consolidation and the proposed amendments to the Articles are in the interests of the Company and the Shareholders. Accordingly the Board recommends that the Shareholders should vote in favour of the resolutions to be proposed at the EGM.

Yours faithfully, For and on behalf of the Board YUEN Tin Fan, Francis Deputy Chairman

NOTICE OF EXTRAORDINARY GENERAL MEETING

PCCW Limited

(Incorporated in Hong Kong with limited liability)

                NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of PCCW Limited (the “Company”) will be held on Tuesday, January 7, 2003 at 9:30 a.m. at the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong for the following purposes:

                To consider and, if thought fit, pass the following ordinary resolution:

ORDINARY RESOLUTION

1.                                       “THAT subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the shares of the Company in their consolidated form, every five issued and unissued shares of HK$0.05 each in the capital of the Company as at the date on which this resolution is passed be and is hereby consolidated into one share of HK$0.25 in the capital of the Company with effect from January 8, 2003 and that the board of directors of the Company be authorised to do all things and execute all documents in connection with or incidental to such consolidation.”

                                          To consider and, if thought fit, pass the following special resolution:

SPECIAL RESOLUTION

2.                                       “THAT the Articles of Association of the Company be and are hereby amended in the following manner:

(A)                              By adding the following new definition immediately before the definition of “these Articles” in Article 2:

“Annual Report”

shall include a consolidated profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a consolidated balance sheet as at the date to which the consolidated profit and loss account is made up and a Directors’ report with respect to the consolidated profit or loss of the Company for the period covered by the profit and loss account and the state of the Company’s affairs as at the end of such period, and an Auditors’ report on such accounts prepared pursuant to Article 158;

(B)                                By adding the following new definition immediately after the definition of “the Companies Ordinance” in Article 2:

“Corporate Communication”

shall mean any information issued or to be issued by the Company to its members for their information or action and shall have the meaning ascribed to it in the Listing Rules and shall include but not be limited to:

(1)   the Annual Report;

(2)   the interim report;

(3)   the summary financial report;

(4)   notice of meetings;

(5)   listing documents; and

(6)   any circulars or other documents required by the Listing Rules to be sent to the Company’s members.

(C)                                By adding the following new definitions immediately after the definition of “dollars” in Article 2:

“electronic communication”	shall mean any Corporate Communication sent by electronic means;

“electronic means”

shall mean the transmission of any Corporate Communication from the Company in any form through any medium (including but not limited to electronic mail or publication on the Company’s website, or publication on the Company’s computer network or publication on the website of The Stock Exchange of Hong Kong Limited or the website of any stock exchange on which any securities of the company are listed and/or permitted to be dealt in);

“Electronic Signature”

shall mean an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Listing Rules”	shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

(D)                               By adding the following new definition immediately after the definition of “shareholders” in Article 2:

“summary financial report”	shall have the meaning as set out under section 2(1) of the Companies Ordinance;

(E)                                 By adding the following wording at the end of the definition of “writing or printing” in Article 2:

and, only where used in connection with a notice served by the Company by electronic means on members or other persons entitled to receive notices hereunder, shall also include a record maintained through an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

(F)                                 By deleting the words “HK$2 (or such higher amount as shall for the time being be approved by The Stock Exchange of Hong Kong Limited) for every certificate after the first or such lesser sum as the Board shall from time to time determine,” in Article 15 and substituting therefor with the following wording:

such amount prescribed by The Stock Exchange of Hong Kong Limited or such lesser sum as the Board shall from time to time determine for every share certificate after the first,

(G)                                By deleting the words “HK$2 (or such higher amount as shall for the time being be approved by The Stock Exchange of Hong Kong Limited)” in Article 19 and substituting therefor with the following wording:

such amount as shall for the time being be prescribed by The Stock Exchange of Hong Kong Limited

(H)                               By adding the following wording into Article 27 after the words “and once at least in both an English language newspaper in English and a Chinese language newspaper in Chinese”:

and/or, subject to the Listing Rules, in the manner in which notices may be served by the Company as herein provided.

(I)                                    By deleting the words “HK$2 (or such higher amount as shall for the time being be approved by The Stock Exchange of Hong Kong Limited) or such lesser sum as the Board may from time to time require” in Article 39 and substituting therefor with the following wording:

such amount as shall for the time being be prescribed by The Stock Exchange of Hong Kong Limited or such lesser sum as the Board shall from time to time require

(J)                                   By deleting both occurrences of the words “without charge” from Article 42.

(K)                               By deleting the words “adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet” in Article 68 and substituting therefor with the words “adopting of the Annual Report and other documents required to be annexed to the Annual Report” in Article 68.

(L)                                 By deleting the existing Article 71 in its entirety and substituting therefor with the following new Article 71:

The Chairman of the Board shall take the chair at every general meeting, or if at any general meeting such Chairman shall not be present within fifteen minutes after the time appointed for holding such meeting or is unwilling to act or is absent from Hong Kong or has given notice to the Company of his intention not to attend the meeting, a Deputy Chairman of the Board shall take the chair at such general meeting, or if there be no such Chairman or Deputy Chairman present at the meeting, any Director present shall take the chair at the relevant general meeting, and if no Director be present within fifteen minutes after the time appointed for holding the meeting, or if all Directors present decline to take the chair, then the members present and entitled to vote shall choose one of their own number to be Chairman of that meeting.

(M)                            By adding the following new Articles 101A, 101B and 101C after the existing Article 101:

101A.                 At each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office. Any Director retiring at a meeting pursuant to this Article 101A shall retain office until the close or adjournment of the meeting.

101B.                   Any Director who wishes to retire and not to offer himself for re-election shall be included for the purposes of determining the number of the Directors to retire at any annual general meeting pursuant to the preceding Article 101A. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last election or appointment and so that as between persons who became or were last elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for election.

101C.                   The Company at the annual general meeting at which a Director retires in accordance with these Articles may fill up the vacated office by electing a person thereto, and in default of such election by the Company, the retiring Director shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until his place is filled, unless:

(a)                                  it is expressly resolved at such meeting not to fill up such vacated office; or

(b)                                 a resolution for the re-election of such Director shall have been put to the meeting and lost; or

(c)                                  such Director has given notice in writing to the Company that he is unwilling to be re-elected.

(N)                               By deleting the existing Article 120 in its entirety and substituting therefor with the following new Article 120:

The Board may elect a Chairman and one or more Deputy Chairman for their meetings and determine the period of which the Chairman and any of the Deputy Chairmen are to hold office; but if at any meeting the Chairman is not present, or is unwilling so to act within five minutes after the time appointed for holding the same, the Deputy Chairman or any one of them (if more than one Deputy Chairman has been appointed), shall be the Chairman of that meeting; or if no such Chairman is elected and/or no Deputy Chairman is present or is willing so to act within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman for that meeting.

(O)                               By deleting the existing Article 122 in its entirety and substituting therefor with the following new Article 122:

A Director may and, on request of a Director, the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be given to each Director either in writing or by telephone or by facsimile at the facsimile number from time to time notified to the Company by such Director or by telex or telegram at the address from time to time notified to the Company by such Director or by electronic mail at the electronic mail address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. Provided however that notice need not be given to any Director for the time being absent from Hong Kong. A Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

(P)                                 By including the following wording at the end of Article 123:

Questions arising at any meeting of a committee of the Board shall be decided by a majority of votes and in case of an equality of votes the chairman of such meeting shall have a second or casting vote.

(Q)                               By deleting the existing Article 127 in its entirety and substituting therefor with the following new Article 127:

Unless otherwise determined by the Board, two Directors shall form a quorum for any meeting of a committee of the Board. A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting. A committee may meet and adjourn as its members think proper.

(R)                                By deleting the existing Articles 161(a) and 161(b) in their entirety and substituting therefor with the following new Articles 161(a) and 161(b):

161         (a)                                     The Board shall from time to time in accordance with the provisions of the Ordinance cause to be prepared and to be laid before the members of the Company at every annual general meeting, the Annual Report and/or the summary financial report which complies with Section 141CF(1) of the Companies Ordinance and such other reports and accounts as may be required by law.

(b)                                 Every Annual Report shall be signed pursuant to the provisions of the Ordinance and copies of those documents (including but not limited to the Annual Report and/or the summary financial report) which are to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the annual general meeting be made available in printed form and/or using electronic means whether in the English language only, in the Chinese language only or in both the English language and the Chinese language and at the same time as the notice of an annual general meeting to every member of the Company, every holder of debentures of the Company, every person registered under Article 45 and every other person entitled to receive notices of general meetings of the Company in compliance with the Listing Rules and any applicable law, rules or regulations, provided that the Company shall not be required to make available those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures whether in printed form or by electronic means. In the case of those documents being made available in printed form, such documents will be sent by post to the registered addresses of those entitled to receive them as set out above.

(S)                                 By adding the following new Article 161(c) in its entirety after the new Article 161(b):

Where a member, in accordance with the Listing Rules and any applicable law, rules or regulations has consented to treat the publication of the Annual Report or the summary financial report as set out in Article 161(a) using electronic means or has consented to receiving the summary financial report instead of the Annual Report, as discharging the Company’s obligation under the Listing Rules and any applicable law, rules or regulations to send a copy of such relevant financial documents, then publication by the Company, in accordance with the Listing Rules and any applicable law, rules or regulations, using electronic means of such relevant financial documents and/or receipt by such member of the summary financial report at least 21 days before the date of the relevant general meeting, shall, in relation to each such member, be deemed to discharge the Company’s obligations under Article 161(a) provided that any person who is otherwise entitled to such financial documents of the Company may, if he so requires, by notice in writing served on the Company, demand that the Company sends to him, a complete printed copy of the Annual Report or the summary financial report not previously requested by him.

(T)                                By deleting the existing Article 165 in its entirety and substituting therefor with the following new Article 165:

Any notice or document or any Corporate Communication to be given or issued under these Articles shall be in writing, and may be served by the Company and/or by the Board on any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or (in the case of notice) by advertisement published in both an English language newspaper in English and a Chinese language newspaper in Chinese or by any electronic means in compliance with these Articles and the Listing Rules and any applicable law, rules or regulations provided that the Company has obtained the member’s prior express positive confirmation in writing to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company by such electronic means. In the case of joint holders of a share, all notices shall be given to that holder for the time being whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

(U)                               By deleting the first and second sentence of Article 166 and substituting therefor with the following wording:

A member shall be entitled to have notice served on him at any address within Hong Kong or by any electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address.

(V)                                By adding the following wording at the end of Article 167:

Any notice or document or Corporate Communication sent by electronic mail shall be deemed to have been served at the time when such notice or document or Corporate Communication is transmitted provided no notification is received by the Company that such notice or document has not reached its recipient. Any notice or document or Corporate Communication which the Company has made available to any member by publication on its own website or computer network or the website of The Stock Exchange of Hong Kong Limited shall be deemed to have been served on the day on which such publication is made.

(W)                           By deleting the existing Article 168 in its entirety and substituting therefor with the following new Article 168:

A notice or document or Corporate Communication may be given by the Company to the person or persons entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in the manner set out in Article 165 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(X)                               By deleting the words “Any notice or document delivered or sent by post or left at the registered address of any member in pursuance of these presents” at the beginning of Article 170 and substituting therefor with the following:

Any notice or document or Corporate Communication delivered or sent by post or left at the registered address of any member or made available by electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations.

(Y)                                By deleting the existing Article 171 in its entirety and substituting therefor with the following new Article 171:

171         (a)                                     The signature to any notice to be given by the Company may be written or printed by means of facsimile or where relevant, by Electronic Signature.

(b)                                 Subject to the Listing Rules and any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 161 and any Corporate Communication, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language provided that the Company has obtained the relevant member’s prior express positive confirmation in writing to receive or otherwise have made available to him such notices or documents in either the English language only or the Chinese language only or in both the English language and the Chinese language and provided further that such member may, if he so requires, by notice in writing served on the Company, demand at any time that the Company sends or makes available to him any notice or document or Corporate Communication in the language not previously provided to him.”

By Order of the Board Fiona Nott Company Secretary

Hong Kong, December 13, 2002

Notes:

1.                       A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in his stead in accordance with the articles of association of the Company. A proxy need not be a member of the Company.

2.                       A form of proxy for use at the Extraordinary General Meeting (or any adjournment thereof) is enclosed with the circular to shareholders of the Company.

3.                       To be valid, the form of proxy, together with the power of attorney or other authority if any, under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the Share Registrars of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting (or any adjournment thereof) and in default the form of proxy shall not be treated as valid. Completion and return of the form of proxy will not preclude members of the Company from attending and voting in person at the Extraordinary General Meeting (or any adjournment thereof) should they so wish.

4.                       Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders shall be present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.